UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 29, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Results

4th QUARTER 2019


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Santander

Table of Contents

Managerial Analysis of Results – BR GAAP

Data Summary for the Period

The information presented in this report excludes the non-recurring events that can be found on pages 27 and 28 (Accounting and Managerial Results Reconciliation).

ANÁLISE GERENCIAL[1] - BR GAAP	12M19	12M18	Var. 12M	4T19	3T19	Var. 3M
RESULTADOS (R$ milhões)						
Margem Financeira Bruta	46,695	43,904	6.4%	12,241	11,696	4.7%
Receita de Prestação de Serviços e Tarifas Bancárias	18,684	17,285	8.1%	4,803	4,730	1.5%
Resultado de Créditos de Liquidação Duvidosa	(10,861)	(10,860)	0.0%	(2,619)	(2,820)	-7.1%
Despesas Gerais[2]	(21,238)	(20,232)	5.0%	(5,678)	(5,258)	8.0%
Pessoal	(9,496)	(9,365)	1.4%	(2,449)	(2,385)	2.7%
Administrativa	(11,742)	(10,867)	8.1%	(3,229)	(2,873)	12.4%
Lucro Líquido Gerencial[3]	14,550	12,398	17.4%	3,726	3,705	0.6%
Lucro Líquido Societário	14,181	12,166	16.6%	3,748	3,608	3.9%
BALANÇO PATRIMONIAL (R$ milhões)						
Ativo total	857,543	805,819	6.4%	857,543	838,733	2.2%
Títulos e valores mobiliários e Instrumentos Financeiros Derivativos	193,455	194,465	-0.5%	193,455	213,169	-9.2%
Carteira de crédito	352,028	305,260	15.3%	352,028	331,601	6.2%
Pessoa física	155,338	132,565	17.2%	155,338	147,876	5.0%
Financiamento ao consumo	58,231	50,066	16.3%	58,231	55,133	5.6%
Pequenas e médias empresas	41,262	35,770	15.4%	41,262	38,667	6.7%
Grandes empresas	97,197	86,858	11.9%	97,197	89,925	8.1%
Carteira de crédito ampliada[4]	432,549	386,736	11.8%	432,549	408,686	5.8%
Captação de clientes[5]	353,654	332,254	6.4%	353,654	342,758	3.2%
Depósitos (à vista, prazo e poupança)	268,492	248,998	7.8%	268,492	254,893	5.3%
Patrimônio líquido final[6]	68,161	64,572	5.6%	68,161	71,993	-5.3%
INDICADORES DE DESEMPENHO (%)						
Retorno sobre o patrimônio líquido médio excluindo ágio[6] - anualizado	21.3%	19.9%	1.5 p.p.	21.3%	21.1%	0.2 p.p.
Retorno sobre o ativo total médio excluindo ágio[6] - anualizado	1.8%	1.7%	0.1 p.p.	1.8%	1.8%	0.0 p.p.
Índice de Eficiência[7]	39.8%	40.6%	-0.8 p.p.	41.1%	39.3%	1.8 p.p.
Índice de Recorrência[8]	88.0%	85.4%	2.6 p.p.	84.6%	90.0%	-5.4 p.p.
Índice de Basileia	15.04%	15.06%	0.0 p.p.	15.04%	16.24%	-1.2 p.p.
Nível I	14.0%	14.0%	0.0 p.p.	14.0%	15.1%	-1.1 p.p.
Nível II	1.1%	1.1%	0.0 p.p.	1.1%	1.1%	-0.1 p.p.
INDICADORES DE QUALIDADE DA CARTEIRA (%)						
Índice de Inadimplência (acima de 90 dias)	2.9%	3.1%	-0.2 p.p.	2.9%	3.0%	-0.1 p.p.
Pessoa Física	4.0%	3.9%	0.1 p.p.	4.0%	4.1%	-0.1 p.p.
Pessoa Jurídica	1.3%	1.9%	-0.6 p.p.	1.3%	1.5%	-0.2 p.p.
Índice de Cobertura (acima de 90 dias)	208.5%	201.0%	7.5 p.p.	208.5%	180.8%	27.7 p.p.
Índice de Inadimplência (acima de 60 dias)	3.7%	3.8%	-0.1 p.p.	3.7%	3.8%	-0.1 p.p.
OUTROS DADOS						
Fundos[9] (R$ milhões)	357,940	295,916	21.0%	357,940	341,394	4.8%
Agências	2,328	2,283	45	2,328	2,317	11
PABs	1,512	1,267	245	1,512	1,527	(15)
Caixas eletrônicos - próprios	13,296	13,641	(345)	13,296	13,402	(106)
Caixas eletrônicos - Rede 24 H	23,780	23,049	731	23,780	23,173	607
Funcionários	47,819	48,012	(193)	47,819	49,482	(1,663)

[1] Excluding 100% of the goodwill amortization expense, the foreign exchange hedge effect and other adjustments, as described on pages 27 and 28.
[2] Administrative expenses exclude 100% of the goodwill amortization expense. Personnel expenses include profit-sharing.
[3] Managerial net profit corresponds to the corporate net profit, excluding the extraordinary result and the 100% reversal of the goodwill amortization expense that occurred in the period. Goodwill amortization expenses were R$ 93 million in 4Q19, R$ 97 million in 3Q19 and R$ 70 million in 4Q18.
[4] Including other credit risk transactions (debentures, FDIC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees).
[5] Including Savings, Demand Deposits, Time Deposits, Debentures, LCA, LCI, Financial Bills, Certificates of Structured Operations ("COE") and Secured Real Estate Notes ("LIG").
[6] Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 1,612 million in 4Q19, R$ 1,690 million in 3Q19 and R$ 662 million in 4Q18.
[7] Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses + Investments in Affiliates and Subidiaries).
[8] Recurrence Ratio: Fees / General Expenses.
[9] According to ANBIMA (Brazilian Financial and Capital Markets Association) criteria.

Strategy

Banco Santander Brasil is the only international bank with scale in the country. We are convinced that the best way to grow in a profitable, recurring and sustainable manner is by providing excellent services to enhance customer satisfaction levels and attract more customers, making them more loyal. Our actions are based on establishing close and long-lasting relationships with customers, suppliers and shareholders. To accomplish that goal, our purpose is to help people and businesses prosper by being a Simple, Personal and Fair Bank, guided by the following strategic priorities:

- Increase customer preference and loyalty by offering targeted, simple, digital, innovative and high value-added products and services through a multi-channel platform.
- Generate results in a sustainable and profitable manner, with greater revenue diversification, aiming to strike a balance between loans, funding and services, while maintaining a preemptive risk management approach and rigorous cost control.
- Be disciplined with capital and liquidity to preserve our solidity, face regulatory changes and seize growth opportunities.
- Achieve profitable market share gains through our robust portfolio, optimize the ecosystem and launch new ventures, consistently improving the customer experience.

In 2019, we continued to make strides in our story of continuous growth, with outstanding results and high profitability levels, underpinned by strengthening our culture and supporting our people. We focused on improving service quality, which translated into consistent growth in our customer base. In addition, our platform kept evolving to deliver greater productivity. Also, with the goal of enhancing our ecosystem, we launched new business ventures, which have already shown positive results during the year. All these factors, combined with a solid capital base, reinforce the sustainability of our business. We highlight the following achievements:

People

- We maintained a high engagement rate, at 92%.
- We fostered the development and encouraged our employees to take a proactive role. Through Santander Academy, we disseminated knowledge and had 75% of our training programs conducted by internal multipliers.
- For the 4th consecutive year, we were ranked among the Best Companies to Work For.

GREAT PLACE TO WORK®

Retail

- **Payroll Loans:** our market share in the loan portfolio came to 11.0%[1] (+1.1 p.p. YoY). Origination via digital channels gained relevance as the year progressed and, in 4Q19, the number of agreements increased 20% YoY. Moreover, in December, we entered into a binding agreement[2] to acquire all shares issued by Banco Olé.
- **Real Estate:** this year, we further enhanced our positioning in this market by providing more appealing innovative and conditions for our customers. We launched a campaign with a major retailer to give away refrigerators as prizes, in addition to offering a grace period in the first six installments of mortgage loan repayments, as well as competitive rates. These initiatives contributed to a rise in origination, as our market share in the Individuals segment advanced to 11.1%[1], growing 2.9 p.p. YoY.

Cards: total turnover in 4Q19 grew 13.7% YoY and our loan portfolio market share reached 12.8%[1]. In the quarter, we carried out several incentive campaigns, such as the Champion Play Promotion, which, in addition to giving away instant prizes, awarded the winners a trip to watch the 2020 UEFA Champions League final. Account holders who obtained a card, as well as AAdvantage® customers, also had access to

[1]Source: Brazilian Central Bank, as of November/19. [2] The conclusion of the transaction is subject to the signing of definitive instruments and the implementation of certain conditions precedent usually applicable to this type of operation.

attractive conditions. In 2019, we made important advances on the app Way, as we sought to strengthen it as our strategic payment platform. As a result, we totaled approximately 6.5 million active users and approximately 57 million visits/month.

Agribusiness

Agribusiness remains one of our expansion fronts towards Brazil's countryside, broadening our reach to strategic regions where we do not yet have a presence. We ended 2019 with 34 Agri stores. With that, we expanded our customer base and loan portfolio. Our market share in the issuance of agribusiness credit notes ("LCA") was 9.6%[3].

Getnet

This year, while facing a more competitive environment, we directed our strategy towards generating growth with profitability. In doing so, we shielded our results, delivering better efficiency and recording the lowest cost[4] per transaction in the industry. Business-wise, we were the company with the highest growth[4] in the active customer base both in 2Q19 and 3Q19, and closed the year with more than 755k active customers, up 30% in twelve months, while the installed POS base reached 1.4 million. This performance was driven by differentiated offerings, such as the single MDR fee for debit and one-installment credit card transactions. Furthermore, we pioneered the industry in launching portability and the digital POS. E-commerce continues to become increasingly meaningful to our business, with a substantial rise in revenue. Our market share stood at 11.3%[5] at the end of 3Q19.

SME

In 2019, we developed initiatives to bolster our service, such as the creation of a segment for individual microentrepreneurs, considering these companies' needs. Regarding our offerings for small businesses, we were pioneers and launched Santander Duo, a service model that combines the personal and business accounts under one manager, charging a single fee. For medium-sized companies, we expanded our Hub Branches and Centers, which provide specialized advisory. Additionally, we created the São Paulo Tech Companies Center, which includes commercial and risk teams specialized in companies in the technology industry.

Strengthening leading businesses

- **Consumer Finance:** we remain leaders in this field, with a 25.8%[6] market share among Individuals. This evolution is sustained by our innovative offerings, partnerships and commercial service quality. We started operating Santander Auto (100% digital car insurance) in the previous quarter, setting new standards for services in the insurance market and providing customers with a simpler way of hiring and using auto insurance as well as appealing offers.

- **Webmotors:** we intensified the integrated offering during the year, in tandem with the Consumer Finance unit and the Bank. One of the tools that makes this strategy possible is Cockpit, which has been implemented in 100% of our dealership base. This platform assists customers on their daily tasks, boosting sales while concentrating all Santander solutions in one place.

- **Santander Corporate & Investment Banking (SCIB)** holds the leadership in:
  - Financial advisory for financing and concession auctions and finance structuring, according to Anbima[7].
  - Financial advisory and MLA, in Brazil and Latin America, in number of deals and M&A in Brazil, according to Dealogic[7].
  - In the foreign exchange market, according to the Brazilian Central Bank[8].

Black Week, *vem que volta*

In the 2019 edition, besides offering more than 10 financial solutions from the Bank, the customer received a voucher with special conditions to be used at partner companies. During the campaign period, the average number of visits per day to our portal increased by 27% relative to the same period without campaign. We recorded a significant rise in origination through our channels in several products, highlighted by consortium and auto financing.

Growth stories

- **Ben:** our company operating in the benefits

[3] Source: CETIP/B3, December/19 [4] Based on companies that disclosed their results. [5] Source ABECS – Acquirer Monitor, as of 3Q19 (new criterion). [6] Source: Brazilian Central Bank, as of November/19. Vehicles considering Individuals only. [7] Dealogic, as of 3Q19 and Financial Advisory – leadership since 2008, ANBIMA 2018. [8] Cumulative figures from January to November 2019.

industry implemented food, meal and transportation vouchers over the year. As a result, we are already seeing good indicators of progress, such as 220k partner merchants and approximately 100k cards issued.

- **Pi:** our digital investment platform continues to expand its product portfolio and is already offering 198 fixed income products and 310 investment funds. Moreover, we started distributing Treasury securities.
- **emDia:** a digital debt renegotiation platform for Individuals, primarily focused on customers from retailers companies and mass market customers.
- **Sim:** digital platform that facilitates access to personal loans with customized offers, including the option of putting up collateral, such as motorcycles, and the possibility of paying bills in installments and bank slips at appealing rates.

Sustainability

- Prospera Santander Microcredit contributes to financial inclusion in the country and is an important tool for reaching this audience. In 2019, we enhanced our commercial strength considerably, which, coupled with clear communication and specialized stores, enabled our loan portfolio to total R$ 1.2 billion at the end of December 2019, representing growth of 82% in twelve months. The customer base exceeded 510k over the period. As a result, we continue to hold the leadership in this product among private banks.
- In the Higher Education segment, one of our key sources for new customer acquisition, we have a financial offer alongside a non-financial one grounded on training, employment and entrepreneurship. Also, we have awarded more than 20,700 scholarships in the country since 2015.
- We are committed to consuming renewable energy in 100% of our operations until 2025. On that account, we ended 2019 with 24% of our energy coming from this type of source.
- In the field of social and environmental businesses, we enabled[9] more than R$ 15.9 billion in the year.

We ranked 1st in the banking industry on Fortune magazine's list of World-Changing Companies

We were named the most sustainable company in the financial sector in the 2019 edition of Exame magazine's Sustainability Guide

Customer loyalty

We continued to improve our service, in our quest for being the best bank in customer satisfaction. The NPS (Net Promoter Score) indicator, which is one of the management tools for measuring satisfaction, still stands at a high level, reaching 56 points in the quarter.

The customer base keeps growing at a solid pace, which is underscored by its steady expansion for 55 consecutive months and increase in all categories, as shown below.

Total Active customers | million


+9%
24.2
25.9
26.3
Dec-18
Sep-19
Dec-19

Loyal customers | million


+10%
5.2
5.5
5.7
Dec-18
Sep-19
Dec-19

Digital customers | million


+18%
11.4
13.4
13.5
Dec-18
Sep-19
Dec-19

[9] Since 3Q19, we have been using the concept of total social and environmental businesses enabled, which includes disbursements in connection with Prospera Santander Microcredit, sustainable agribusiness, infrastructure, renewable energy, student loans (medical school), other social and environmental businesses and Green Bond issuances.

Executive Summary

RESULTS

In 2019, we recorded remarkable results and achieved high profitability levels, evidencing the effectiveness of our strategic stance. Faced with a new consumer profile and fiercer competition, we were able to expand our customer base in a sustainable manner and strengthen existing relationships. As a result, our loan portfolio showed double-digit annual growth, while maintaining quality indicators at controlled levels, due to our robust risk models and active management. With that, we registered an annual increase in total revenues thanks to stronger results from both net interest income and fees. We continued to enhance our platform to drive better productivity and, by doing so, our efficiency ratio evolved to the best annual level since our IPO. Furthermore, we delivered greater value to shareholders and had a positive impact on the communities where we operate.

This quarter, the tax credit recalculation as consequence of the increase in the CSLL rate from 15% to 20%, instituted by Constitutional Amendment No. 103/2019, generated a tax credit gain of R$ 2.7 billion. This quarter we also had an extraordinary provision, due to the local provision adjustment considering expected loss criteria. Please refer to pages 27 and 28 for further details.

Managerial net profit

totaled R$ 14,550 million in 2019, growing 17.4% in twelve months and 0.6% in three months.

Total revenues

amounted to R$ 65,379 million in 2019, an increase of 6.8% in twelve months and 3.8% in three months.

Net interest income came to R$ 46,695 million in 2019, up 6.4% in twelve months, mostly reflecting the good performance of loan NII, owing to higher volume across all segments. In three months, net interest income rose 4.7%, primarily driven by stronger gains from market activities.

Fees reached R$ 18,684 million in the year, climbing 8.1% in twelve months due to the expansion of our customer base, greater loyalty and higher transactionality. The main contributors to this result were current account services, credit cards and acquiring activities, insurance and securities placement, custody and brokerage services. In three months, total fees advanced 1.5% mainly fueled by cards and acquiring services, as well as insurance, influenced by seasonality in the period.

Profitability

The return on average equity (ROAE), adjusted for goodwill, was 21.3% in the year, representing growth of 1.5 p.p. relative to 2018. In the quarter, the profitability also reached 21.3%, rising 0.2 p.p. in three months.

Allowance for loan losses

totaled R$ 10,861 million in 2019, stable in twelve months and down 7.1% in comparison with the previous quarter.

General expenses

amounted to 21,238 million in 2019, an increase of 5.0% over the previous year, which is lower than the total revenue growth in the same period. In three months, general expenses rose 8.0%. The biggest expenses in both periods were related to specialized technical and third-party services, alongside advertising, promotions and marketing.
The efficiency ratio reached 39.8% in 2019, a decrease of 0.8 p.p. in twelve months, achieving the best annual level since our IPO. In the quarter, the ratio climbed 1.8 p.p. to 41.1% given the seasonality of higher expenses in the fourth quarter of the year.

BALANCE SHEET AND INDICATORS

The total loan portfolio

grew to R$ 352,028 million in December 2019, reached an expansion of 15.3% in twelve months (or growth of 14.9%, disregarding the exchange rate fluctuation effect), with positive performance in all segments, particularly individuals and corporate. In three months, the total loan balance went up by 6.2%. It is worth noting that the corporate segment showed a rebound in the quarter, rising 8.1%, while SMEs expanded by 6.7%. Our share in the credit market hit 10.0% in November 2019, which represents the highest level in the last ten years and a 0.75 p.p. increase in twelve months.

The expanded loan portfolio totaled R$ 432,549 million, growing 11.8% in twelve months and 5.8% in three months.

Funding from clients

came to R$ 353,654 million at the end of December 2019, up 6.4% in twelve months and 3.2% in three months. The performance in both periods can be attributed to the rise in deposits, highlighted by demand deposits, which grew 54.6% in twelve months and 31.2% in three months, derived from some specific transactions with customers in the fourth quarter, and time deposits, which expanded 3.4% in twelve months and 2.7% in three months.

Total equity

excluding R$ 1,612 million relative to the goodwill balance, it was R$ 68,161 million at the end of December 2019, advancing 5.6% in twelve months and declining 5.3% in three months.

Quality indicators

The over-90-day delinquency ratio reached 2.9%, down 0.2p.p. in twelve months and 0.1 p.p. in three months, due to better results in the corporate and SME segments in both periods.

The cost of credit was 3.0% in 2019, dropping 0.3 p.p. compared to the previous year. In the quarter, this indicator fell 0.4 p.p. to 2.7% thanks to the quality of our loan portfolio.

The coverage ratio stood at 209% in December 2019, increasing 7.5 p.p. in twelve months and 27.7 p.p. in three months, given the extraordinary provisioning that occurred in the quarter, as noted earlier.

The indicators above corroborate our solid risk management.

Capital indicators

The BIS ratio reached 15.0% in December 2019, declining 0.03 p.p. in twelve months and 1.2 p.p. in three months.

Our capital indicators continue to stand at comfortable levels and support our growth.

Next, we present our analysis of the managerial results.

MANAGERIAL FINANCIAL STATEMENTS[1] (R$ million)	12M19	12M18	Var. 12M	4Q19	3Q19	Var. 3M
Net Interest Income	**46,695**	**43,904**	**6.4%**	**12,241**	**11,696**	**4.7%**
Allowance for Loan Losses	(10,861)	(10,860)	0.0%	(2,619)	(2,820)	-7.1%
Net Interest Income after Loan Losses	**35,834**	**33,044**	**8.4%**	**9,622**	**8,876**	**8.4%**
Fees	18,684	17,285	8.1%	4,803	4,730	1.5%
General Expenses	(21,238)	(20,232)	5.0%	(5,678)	(5,258)	8.0%
Personnel Expenses + Profit Sharing	(9,496)	(9,365)	1.4%	(2,449)	(2,385)	2.7%
Administrative Expenses[2]	(11,742)	(10,867)	8.1%	(3,229)	(2,873)	12.4%
Tax Expenses	(4,189)	(4,056)	3.3%	(1,108)	(995)	11.4%
Investments in Affiliates and Subsidiaries	44	19	134.6%	9	13	-30.9%
Other Operating Income/Expenses	(7,868)	(7,283)	8.0%	(2,134)	(2,070)	3.1%
Operating Income	**21,268**	**18,777**	**13.3%**	**5,514**	**5,296**	**4.1%**
Non Operating Income	8	193	n.a.	101	19	n.a.
Net Profit before Tax	**21,276**	**18,970**	**12.2%**	**5,615**	**5,315**	**5.7%**
Income Tax and Social Contribution	(6,334)	(6,192)	2.3%	(1,766)	(1,520)	16.2%
Minority Interest	(392)	(381)	3.1%	(123)	(90)	36.9%
Net Profit	**14,550**	**12,398**	**17.4%**	**3,726**	**3,705**	**0.6%**

[1] Excluding 100% of the goodwill amortization expense, foreign exchange hedge effect and other adjustments, as described on page 27 and 28
[2] Excluding 100% of the goodwill amortization expense

Net Interest Income

Net interest income totaled R$ 46,695 million in 2019, growing 6.4% in twelve months (or R$ 2,791 million) and 4.7% in three months.

Revenues from loan operations advanced 8.3% in twelve months, largely explained by the higher average loan portfolio volume and positive impact from the segments mix, even with the spread reduction in the same period. In three months, these revenues saw a 0.3% decrease, impacted by the mix composition of product and segments.

Funding revenues rose 11.4% in twelve months, attributable to the increase in the average volume, especially in demand, time and savings deposits. In three months, these revenues climbed 2.6%, due to the mix composition and higher spread, which offset the effect of the fewer business days in the quarter.

Other net interest income, which comprises the result of the structural gap in the balance sheet interest rate and activities with treasury clients, among others, increased 0.3% in twelve months and 19.2% in three months, given stronger gains from market activities.


Net Interest Income
R$ million
10.7%
4.7%
11,061
11,010
11,748
11,696
12,241
2,817
995
7,248
2,745
951
7,314
3,068
989
7,692
2,806
1,054
7,836
3,346
1,082
7,813
4Q18
1Q19
2Q19
3Q19
4Q19
Loan
Funding
Other


Spread Evolution
9.7%
9.9%
10.0%
9.8%
9.3%
1.4%
1.3%
1.3%
1.3%
1.4%
4Q18
1Q19
2Q19
3Q19
4Q19
Loan Spread (Annualized)
Funding Spread (Annualized)

NET INTEREST INCOME *(R$ million)*	12M19	12M18	Var. 12M	4Q19	3Q19	Var. 3M
Net Interest Income	**46,695**	**43,904**	**6.4%**	**12,241**	**11,696**	**4.7%**
Loan	**30,654**	**28,317**	**8.3%**	**7,813**	**7,836**	**-0.3%**
Average volume	314,127	286,188	9.8%	333,927	316,980	5.3%
Spread (Annualized)	9.8%	9.9%	-0.1 p.p	9.3%	9.8%	-0.5 p.p
Funding	**4,075**	**3,657**	**11.4%**	**1,082**	**1,054**	**2.6%**
Average volume	309,934	287,058	8.0%	313,149	321,398	-2.6%
Spread (Annualized)	1.3%	1.3%	0.0 p.p	1.4%	1.3%	0.1 p.p
Other[1]	**11,966**	**11,930**	**0.3%**	**3,346**	**2,806**	**19.2%**

[1] Including other margins and the result from financial transactions

Fees – Revenues from Banking Services

Revenues from banking services and fees totaled R$ 18,684 million in 2019, representing a 8.1% rise in twelve months. We attribute this performance primarily to the continued expansion of our customer base and greater transactionality. In three months, these revenues went up by 1.5%, partially due to stronger fees from cards and acquiring services and insurance.

Cards and acquiring fees amounted to R$ 6,232 million in 2019, rising 6.0% in twelve months, mainly owing to card revenues, as a result of higher turnover. In three months, these revenues grew 6.1% on the back of increased turnover, stemming from the seasonal effect of year-end sales.

Current account service fees came to R$ 3,857 million in 2019, climbing 14.8% in twelve months, driven by the expansion of our active customer base and greater loyalty. In three months, these revenues grew 0.6%.

Insurance fees stood at R$ 3,118 million in 2019, representing a 11.5% rise in twelve months, benefiting from the evolution of the loan portfolio. In the three-month comparison, these revenues registered a 8.0% increase, explained by the concentration of insurance policy renewals in this period.

Lending fees were R$ 1,379 million in 2019, dropping 2.0% in twelve months, as a result of fee revisions, in line with market guidelines. In three months, these fees went up by 3.6%, due to the growth of the loan portfolio in the period.

Securities placement, custody and brokerage fees totaled R$ 982 million in 2019, growing 35.4% in twelve months, deriving from increased capital market activities. In three months, these revenues reduced by 29.9%, impacted by the increase in operations in the previous quarter.


Fees
R$ million
1.4%
1.5%
4,736
4,529
4,623
4,730
4,803
%
35
19
17
7
8
14
36
20
16
7
8
12
33
21
17
7
8
14
32
21
16
7
8
16
33
21
17
8
8
13
4Q18
1Q19
2Q19
3Q19
4Q19
Cards and Acquiring
Current Account Services
Insurance Fees
Lending Operations
Collection Services
Other Fees Revenues[1]

[1] Including Revenues from Asset Management, Securities Placement, Custody and Brokerage Services and Others. For more details, please refer to the Table of Revenues from Banking Services and Fees on page 11

FEES INCOME *(R$ million)*	12M19	12M18	Var. 12M	4Q19	3Q19	Var. 3M
Cards and Acquiring	6,232	5,877	6.0%	1,586	1,495	6.1%
Insurance fees	3,118	2,798	11.5%	833	771	8.0%
Current Account Services	3,857	3,360	14.8%	1,001	995	0.6%
Asset Management	1,086	1,003	8.2%	278	291	-4.5%
Lending Operations	1,379	1,408	-2.0%	363	350	3.6%
Collection Services	1,515	1,519	-0.3%	381	381	-0.1%
Placement, Custody and Brokerage of Securities	982	725	35.4%	208	297	-29.9%
Other	515	595	-13.5%	152	149	2.0%
Total	**18,684**	**17,285**	**8.1%**	**4,803**	**4,730**	**1.5%**

General Expenses (Administrative + Personnel)

General expenses, including depreciation and amortization (ex-goodwill), amounted to R$ 21,238 million in 2019, rising 5.0% in twelve months, which is below the 6.8% annual growth in total revenues. In three months, general expenses advanced 8.0%. The biggest expenses in both periods were related to outsourced and specialized technical services, as well as advertising, promotions and marketing.

Administrative and personnel expenses, excluding depreciation and amortization, came to R$ 18,827 million in the year, expanding by 4.8% in twelve months. In three months, these expenses grew 8.5%, primarily ignited by higher administrative expenses, given the seasonality of higher expenses in the fourth quarter of the year.

Personnel expenses, including profit-sharing, reached R$ 9,496 million in 2019, up 1.4% in twelve months. This performance can be attributed to the increase in the benefits line and greater compensation expenses, in line with our meritocratic culture and the performance of our business. In three months, personnel expenses climbed 2.7%.

Administrative expenses, excluding depreciation and amortization, were R$ 9,331 million in the year, meaning growth of 8.4% in twelve months and 14.5% in three months. The key reason for the rise in both periods was higher expenses from third-party and specialized technical services, particularly technology services. In addition, we recorded an increase in advertising, promotions and marketing expenses derived from more intense commercial actions, especially in the fourth quarter of 2019.

Depreciation and amortization expenses, excluding the goodwill effect, totaled R$ 2,411 million in 2019, climbing 6.6% in twelve months and 4.3% in three months.


Expenses
R$ million
3.2%
8.0%
5,502
589
4,913
5,102
580
4,522
5,201
594
4,607
5,258
606
4,652
5,678
632
5,046
4Q18
1Q19
2Q19
3Q19
4Q19
General Expenses
Depreciation and Amortization

The ratio stood at 41.1% in the fourth quarter of 2019, representing an increase of 1.8 p.p. in three months. In the year, the ratio was 39.8%, down 0.8 p.p. in comparison with the previous year, reaching the best annual level since our IPO. We continued to enhance our platform to deliver greater productivity and improve our customer service.


Efficiency Ratio
42.7%
39.9%
38.9%
39.3%
41.1%
4Q18
1Q19
2Q19
3Q19
4Q19

EXPENSES' BREAKDOWN *(R$ million)*	12M19	12M18	Var. 12M	4Q19	3Q19	Var. 3M
Outsourced and Specialized Services	2,483	2,307	7.6%	730	592	23.4%
Advertising, promotions and publicity	745	609	22.4%	298	148	101.9%
Data processing	2,405	2,287	5.1%	603	607	-0.5%
Communications	404	423	-4.5%	94	102	-7.4%
Rentals	801	730	9.7%	209	198	5.7%
Transport and Travel	191	170	12.0%	51	48	6.9%
Security and Surveillance	601	596	0.9%	146	144	1.1%
Maintenance	264	239	10.5%	79	66	19.1%
Financial System Services	340	351	-3.0%	122	73	68.1%
Water, Electricity and Gas	216	192	12.3%	56	48	18.4%
Material	54	67	-19.7%	16	15	8.3%
Other	827	634	30.5%	190	227	-16.2%
Subtotal	**9,331**	**8,605**	**8.4%**	**2,597**	**2,267**	**14.5%**
Depreciation and Amortization[1]	2,411	2,261	6.6%	632	606	4.3%
Total Administrative Expenses	**11,742**	**10,867**	**8.1%**	**3,229**	**2,873**	**12.4%**
Compensation[2]	6,173	6,114	1.0%	1,524	1,564	-2.6%
Charges	1,636	1,740	-6.0%	442	401	10.2%
Benefits	1,538	1,436	7.1%	387	400	-3.5%
Training	68	66	3.3%	24	16	44.9%
Other	81	9	791.1%	73	2	2827.5%
Total Personnel Expenses	**9,496**	**9,365**	**1.4%**	**2,449**	**2,385**	**2.7%**
Administrative + Personnel Expenses (excludes depreciation and amortization)	18,827	17,970	4.8%	5,046	4,652	8.5%
Total General Expenses	**21,238**	**20,232**	**5.0%**	**5,678**	**5,258**	**8.0%**

[1] Excluding 100% of the goodwill amortization expenses, which totaled R$ 93 million in 4Q19, R$ 97 million in 3Q19 and R$ 70 million in 4Q18
[2] Including Profit-Sharing

Allowance for Loan Losses

Allowance for loan losses amounted to R$ 10,861 million in 2019, remaining stable in twelve months and decreasing 7.1% in three months. We underscore the positive performance by this item when compared with the expansion of our loan portfolio, in both periods, which evidences the effectiveness of our risk models, incorporating the customer's life cycle.

Provision for loan losses totaled R$ 13,069 million in the year, stable in twelve months and declining 5.0% in three months.

Income from the recovery of written-off loans came to R$ 2,208 million in 2019, virtually unchanged from the previous year. In three months, this income advanced 5.4%, influenced by an incentive campaign that we carried out in the period.

It should be noted that this quarter we made an extraordinary provision, with no effect on the managerial result, due to the local provision adjustment considering expected loss criteria. Please refer to pages 27 and 28 for further details.


Allowance for loan losses[1]
R$ million
3.5%
3.0%
3.2%
3.1%
2.7%
-12.3%
-7.1%
2,986
2,596
2,826
2,820
2,619
3,557
3,042
3,416
3,391
3,221
(571)
(446)
(590)
(571)
(602)
4Q18
1Q19
2Q19
3Q19
4Q19
Income from the Recovery of Written-Off Loans
Provision for Loan Losses
Cost of credit
[1]Included sureties provisions.

Other Operating Income and Expenses

Other operating income and expenses resulted in a net expense of R$ 7,868 million in 2019, which represents an 8.0% rise in twelve months.

OTHER OPERATING INCOME (EXPENSES) (*R$ million*)	12M19	12M18	Var. 12M	4Q19	3Q19	Var. 3M
Expenses from credit cards	(3,364)	(2,441)	37.8%	(804)	(854)	-5.8%
Net Income from Capitalization	507	416	21.7%	118	129	-8.8%
Provisions for contingencies[1]	(1,826)	(1,438)	27.0%	(318)	(1,039)	-69.4%
Other	(3,183)	(3,821)	-16.7%	(1,130)	(307)	268.4%
Other operating income (expenses)	**(7,868)**	**(7,283)**	**8.0%**	**(2,134)**	**(2,070)**	**3.1%**

[1] Including tax, civil and labor provisions

Balance Sheet

Total assets were R$ 857,543 million at the end of December 2019, growing 6.4% in twelve months and 2.2% in three months. Total equity stood at R$ 69,773 million in the same period. Disregarding the goodwill balance, total equity was R$ 68,161 million.

ASSETS *(R$ million)*	Dec-19	Dec-18	Var. 12M	Sep-19	Var. 3M
Current Assets and Long-term Assets	**844,295**	**794,664**	**6.2%**	**825,938**	**2.2%**
Cash and Cash Equivalents	**9,925**	**11,629**	**-14.7%**	**10,307**	**-3.7%**
Interbank Investments	**43,367**	**56,812**	**-23.7%**	**36,193**	**19.8%**
Money Market Investments	28,703	44,826	-36.0%	27,141	5.8%
Interbank Deposits	4,361	4,118	5.9%	4,113	6.0%
Foreign Currency Investments	10,303	7,869	30.9%	4,940	108.6%
Securities and Derivative Financial Instruments	**193,455**	**194,465**	**-0.5%**	**213,169**	**-9.2%**
Own Portfolio	62,325	68,170	-8.6%	80,676	-22.7%
Subject to Repurchase Commitments	92,956	85,853	8.3%	92,828	0.1%
Posted to Central Bank of Brazil	-	1,548	-100.0%	1,978	-100.0%
Pledged in Guarantees	16,260	18,788	-13.5%	16,320	-0.4%
Other	21,913	20,105	9.0%	21,366	2.6%
Interbank Accounts	**89,265**	**92,443**	**-3.4%**	**92,671**	**-3.7%**
Restricted Deposits:	69,976	70,384	-0.6%	71,576	-2.2%
-Central Bank of Brazil	69,663	70,103	-0.6%	71,290	-2.3%
-National Housing System	313	282	11.0%	285	9.5%
Other	19,289	22,058	-12.6%	21,095	-8.6%
Lending Operations	**331,304**	**287,129**	**15.4%**	**308,243**	**7.5%**
Lending Operations	352,712	305,895	15.3%	326,485	8.0%
Lending Operations Related to Assignment	-	23	n.a.	-	n.a.
(Allowance for Loan Losses)	(21,408)	(18,789)	13.9%	(18,241)	17.4%
Other Receivables	**174,566**	**149,507**	**16.8%**	**162,782**	**7.2%**
Foreign Exchange Portfolio	118,451	101,248	17.0%	105,010	12.8%
Income Receivable	31,904	27,664	15.3%	27,812	14.7%
Other	24,210	20,595	17.6%	29,960	-19.2%
Other Assets	**2,413**	**2,680**	**-9.9%**	**2,573**	**-6.2%**
Permanent Assets	**13,248**	**11,155**	**18.8%**	**12,794**	**3.5%**
Temporary Assets	**354**	**338**	**5.0%**	**366**	**-3.2%**
Fixed Assets	**7,181**	**6,498**	**10.5%**	**6,928**	**3.6%**
Intangibles	**5,713**	**4,319**	**32.3%**	**5,500**	**3.9%**
Goodwill net of amortization	1,612	662	143.6%	1,690	-4.6%
Other Assets	4,101	3,658	12.1%	3,810	7.6%
Total Assets	**857,543**	**805,819**	**6.4%**	**838,733**	**2.2%**
Total Assets (excluding goodwill)	**855,931**	**805,158**	**6.3%**	**837,043**	**2.3%**

LIABILITIES (R$ million)	Dec-19	Dec-18	Var. 12M	Sep-19	Var. 3M
Current Liabilities and Long-term Liabilities	**785,789**	**738,241**	**6.4%**	**763,053**	**3.0%**
Deposits	**272,928**	**252,072**	**8.3%**	**258,109**	**5.7%**
Demand Deposits	29,108	18,832	54.6%	22,191	31.2%
Savings Deposits	49,040	46,068	6.5%	47,341	3.6%
Interbank Deposits	4,299	3,065	40.3%	3,114	38.0%
Time Deposits and Others	190,481	184,107	3.5%	185,463	2.7%
Money Market Funding	**123,941**	**131,820**	**-6.0%**	**122,638**	**1.1%**
Own Portfolio	91,696	85,178	7.7%	91,840	-0.2%
Third Parties	8,743	14,201	-38.4%	7,257	20.5%
Free Portfolio	23,501	32,440	-27.6%	23,541	-0.2%
Funds from Acceptance and Issuance of Securities	**85,963**	**82,113**	**4.7%**	**89,321**	**-3.8%**
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	72,212	73,631	-1.9%	77,443	-6.8%
Funding from Certificates of Structured Operations	3,444	2,646	30.1%	3,018	14.1%
Securities Issued Abroad	8,715	4,517	93.0%	7,367	18.3%
Other	1,592	1,319	20.7%	1,492	6.7%
Interbank Accounts	**370**	**284**	**30.0%**	**3,589**	**-89.7%**
Interbranch Accounts	**4,019**	**3,466**	**16.0%**	**4,258**	**-5.6%**
Borrowings	**43,125**	**32,672**	**32.0%**	**53,172**	**-18.9%**
Domestic Onlendings - Official Institutions	**11,755**	**13,267**	**-11.4%**	**12,255**	**-4.1%**
National Economic and Social Development Bank (BNDES)	6,253	7,408	-15.6%	6,458	-3.2%
National Equipment Financing Authority (FINAME)	4,819	5,384	-10.5%	4,981	-3.3%
Other Institutions	683	475	43.5%	817	-16.5%
Derivative Financial Instruments	**20,623**	**18,900**	**9.1%**	**20,564**	**0.3%**
Other Payables	**223,066**	**203,647**	**9.5%**	**199,146**	**12.0%**
Foreign Exchange Portfolio	117,996	100,345	17.6%	106,752	10.5%
Tax and Social Security	8,292	5,644	46.9%	6,671	24.3%
Debt Instruments Eligible to Compose Capital	10,176	9,782	4.0%	10,686	-4.8%
Other	86,602	77,989	11.0%	75,038	15.4%
Deferred Income	**285**	**337**	**-15.4%**	**277**	**2.9%**
Minority Interest	**1,695**	**2,007**	**-15.5%**	**1,719**	**-1.4%**
Equity	**69,773**	**65,234**	**7.0%**	**73,683**	**-5.3%**
Total Liabilities	**857,543**	**805,819**	**6.4%**	**838,733**	**2.2%**
Equity (excluding goodwill)	**68,161**	**64,572**	**5.6%**	**71,993**	**-5.3%**

Securities

Total securities reached R$ 193,455 million at the end of December 2019, meaning a reduction of 0.5% in twelve months, mostly owing to public securities, and down 9.2% in three months.

SECURITIES (R$ million)	Dec-19	Dec-18	Var. 12M	Sep-19	Var. 3M
Public securities	143,378	151,503	-5.4%	165,719	-13.5%
Private securities	32,636	24,934	30.9%	29,637	10.1%
Financial instruments	17,441	18,027	-3.2%	17,812	-2.1%
Total	**193,455**	**194,465**	**-0.5%**	**213,169**	**-9.2%**

Loan Portfolio

The loan portfolio totaled R$ 352,028 million at the end of December 2019, advancing 15.3% in twelve months (or a 14.9% rise, excluding the exchange rate fluctuation effect), with positive performance across all segments. For the fourth consecutive year, the segments that make up the retail lending portfolio increased their share in the total loan balance, hitting 72.4%. In three months, the loan portfolio achieved an expansion of 6.2%, recording positive performance across all segments in which we highlight corporate and SME that showed a rebound in the quarter.

The expanded loan portfolio, which includes other credit risk transactions, acquiring-activity related assets and guarantees, amounted to R$ 432,549 million at the end of December 2019, climbing 11.8% in twelve months (or up by 11.5%, disregarding the exchange rate fluctuation effect). In three months, the portfolio expanded by 5.8%.

The balance of the foreign currency portfolio, including dollar-indexed loans, was R$ 33,918 million at the end of December 2019, an increase of 6.7% relative to the R$ 34,011 million balance recorded in December of 2018 and a decrease of 0.3% from the previous quarter.

MANAGERIAL BREAKDOWN OF CREDIT BY SEGMENT *(R$ million)*	Dec-19	Dec-18	Var. 12M	Sep-19	Var. 3M
Individuals	155,338	132,565	17.2%	147,876	5.0%
Consumer Finance	58,231	50,066	16.3%	55,133	5.6%
SMEs	41,262	35,770	15.4%	38,667	6.7%
Corporate	97,197	86,858	11.9%	89,925	8.1%
Total portfolio	**352,028**	**305,260**	**15.3%**	**331,601**	**6.2%**
Other credit related transactions[1]	80,521	81,476	-1.2%	77,085	4.5%
Total expanded credit portfolio	**432,549**	**386,736**	**11.8%**	**408,686**	**5.8%**

[1] Including debentures, FIDC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees

Compared to September 2019, the loan portfolio experienced growth in all segments, with individuals providing the greatest contribution. This quarter, we highlight the rebound in the corporate segment, which rose 8.1% in the period (or a 9.2% increase, disregarding the exchange rate fluctuation effect) and SMEs, with an expansion of 6.7%. The consumer finance portfolio grew 5.6% in the quarter.

Variation of loan portfolio
R$ million


331,601
7,461
3,098
2,594
7,273
352,028
Sep-19
Individuals
Consumer Finance
SMEs
Corporate
Dec-19

At the end of December 2019, the individuals portfolio accounted for 44.1% of the total portfolio, up 0.7 p.p. in twelve months, while consumer finance expanded its share by 0.1 p.p. to 16.5%. On the other hand, the corporate segment reduced its share relative to the previous year, with a drop of 0.8 p.p. in twelve months. The SME share in the total loan portfolio balance remained stable at 11.7%.

Breakdown of the loan portfolio
R$ million


Dec-19
44.1%
16.5%
11.7%
27.6%
352,028
Dec-18
43.4%
16.4%
11.7%
28.5%
305,260
Individuals
Consumer Finance
SMEs
Corporate

Loans to Individuals

Loans to individuals amounted to R$ 155,338 million at the end of December 2019, climbing 17.2% in twelve months (or R$ 22,773 million) and recording double-digit growth in all lines, with payroll loans, mortgage loans and credit card standing out as the top contributors. In three months, the total balance of loans to individuals advanced 5.0%.

The payroll loan portfolio stood at R$ 42,447 million in December 2019, expanding by 25.6% in twelve months (or R$ 8,665 million) and growing 4.6% in the quarter. Over the year, we strategically increased the offering of this product and fine-tuned our digital channels.

The mortgage loan portfolio balance reached R$ 37,219 million at the end of the quarter, a 14.7% growth in comparison with the same period of the previous year (or R$ 4,780 million) and 4.9% in three months. During the year, we reinforced our positioning in this product by creating more appealing offers and making strategic partnerships.

The credit card portfolio volume came to R$ 34,914 million at the end of December 2019, up 13.0% in twelve months thanks to higher turnover. In three months, this balance expanded by 8.0% due to the seasonality of year-end sales.

Individuals
R$ billion


17.2%
5.0%
132.6
2.2
6.1
27.1
30.9
32.4
33.8
136.6
2.3
6.3
28.4
30.6
33.3
35.6
141.4
2.4
5.8
29.9
31.5
34.0
37.9
147.9
2.5
6.2
30.8
32.3
35.5
40.6
155.3
2.8
6.9
31.0
34.9
37.2
42.4
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Payroll Loans
Mortgages
Credit Card
Personal Loans / Others
Agricultural Loans
Leasing / Vehicles

Consumer Finance

The consumer finance portfolio, which is originated outside the branch network, was R$ 58,231 million at the end of December 2019, meaning growth of 16.3% in twelve months (or R$ 8,165 million) and 5.6% in three months. Of this total portfolio, R$ 48,335 million refers to vehicle financing for individuals, which represents an increase of 17.2% in twelve months.

The total vehicle portfolio for individuals, which includes operations carried out by both the financing unit (correspondent banks), as well as by Santander's branch network, reached R$ 51,160 million, advancing 17.7% in twelve months and 5.4% in three months. The expansion of this portfolio stems from our unwavering quest for service quality, allied to the innovative solutions that were implemented over the period.

Furthermore, our performance continues to be supported by the +Negócios platform, which caters to the auto segment and provides a better experience throughout the customer journey.


Consumer Finance
R$ billion
16.3%
5.6%
50.1
51.4
53.2
55.1
58.2
13%
12%
12%
12%
13%
87%
88%
88%
88%
87%
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Individuals
Corporate


Loan portfolio composition | 4Q19
Vehicles
Others
12%
88%

Corporate & SMEs Loans

The corporate & SME loan portfolio amounted to R$ 138,459 million in December 2019, growing 12.9% in twelve months (or R$ 15,831 million) and 7.7% in three months.


Corporate & SMEs
R$ billion
12.9%
7.7%
122.6
122.7
123.0
128.6
138.5
86.9
86.9
85.9
89.9
97.2
35.8
35.8
37.1
38.7
41.3
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
SMEs
Corporate

The corporate loan portfolio totaled R$ 97,197 million, up 11.9% in twelve months (or R$ 10,339 million) and 8.1% in three months. It is worth noting that this portfolio grew for the second consecutive quarter. Disregarding the exchange rate fluctuation effect, the portfolio expanded by 10.5% in twelve months and 9.2% in three months.

The SME loan portfolio came to R$ 41,262 million, climbing 15.4% in twelve months (or R$ 5,492 million). In three months, the portfolio advanced 6.7%, experiencing growth for the seventh consecutive quarter. Our strategy includes specialized stores, sector-oriented offers and a non-financial action through the "Avançar" Program. In addition, over the past two years, we have strengthened our commercial team. We should also mention that in 2019 we pioneered the industry with the launch of Santander DUO, which combines the personal and business accounts under one manager.

Individuals and Corporate & SMEs Loan Portfolio by Product

MANAGERIAL BREAKDOWN OF CREDIT PORTFOLIO BY PRODUCT *(R$ million)*	Dec-19	Dec-18	Var. 12M	Sep-19	Var. 3M
Individuals					
Leasing / Auto Loans[1]	2,825	2,229	26.7%	2,484	13.7%
Credit Card	34,914	30,892	13.0%	32,320	8.0%
Payroll Loans	42,447	33,782	25.6%	40,593	4.6%
Mortgages	37,219	32,438	14.7%	35,490	4.9%
Agricultural Loans	6,938	6,101	13.7%	6,234	11.3%
Personal Loans / Others	30,995	27,122	14.3%	30,756	0.8%
Total Individuals	**155,338**	**132,565**	**17.2%**	**147,876**	**5.0%**
Consumer Finance	**58,231**	**50,066**	**16.3%**	**55,133**	**5.6%**
Corporate and SMEs					
Leasing / Auto Loans	3,863	3,149	22.7%	3,644	6.0%
Real Estate	2,523	4,099	-38.4%	2,737	-7.8%
Trade Finance	35,645	25,806	38.1%	35,502	0.4%
On-lending	7,456	9,531	-21.8%	7,926	-5.9%
Agricultural Loans	5,978	5,733	4.3%	4,510	32.5%
Working capital / Others	82,994	74,310	11.7%	74,274	11.7%
Total Corporate and SMEs	**138,459**	**122,628**	**12.9%**	**128,592**	**7.7%**
Total Credit	**352,028**	**305,260**	**15.3%**	**331,601**	**6.2%**
Other Credit Risk Transactions with customers[2]	80,521	81,476	-1.2%	77,085	4.5%
Total Expanded Credit Portfolio	**432,549**	**386,736**	**11.8%**	**408,686**	**5.8%**

[1] Including consumer finance, the auto loan portfolio for individuals totaled R$ 51,160 million in Dec-19, R$ 48,516 million in Sep-19 and R$ 43,483 million in Dec-18.
[2] Including debentures, FIDC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees.

Coverage Ratio

The balance of allowance for loan losses stood at R$ 21,408 million at the end of December 2019, rising 13.9% in twelve months and 17.4% in three months. The increase is explained by the local provision adjustment considering expected loss criteria. Please refer to pages 27 and 28 for further details.

The coverage ratio was 209% at the end of December 2019, up 7.5 p.p. in twelve months and 27.7 p.p. in three months, due to the aforementioned extraordinary provision.


Coverage
(over 90 days)
201%
195%
191%
181%
209%
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19

Renegotiated Loan Portfolio

Loan renegotiations were R$ 16,292 million at the end of December 2019, meaning growth of 8.5% in twelve months and 3.8% in three months. This performance is attributed to the expansion of the loan portfolio in both periods and the greater share of retail segments in the total balance, in comparison with the same period last year. These operations comprise loan agreements that have been renegotiated to enable their payment under conditions agreed upon with customers, including renegotiations of loans that had already been written-off in the past.

In December 2019, the coverage ratio of the renegotiated loan portfolio reached 50.8%, an appropriate level for these types of operations.


Renegotiated Portfolio
(R$ million)
53.7%
53.6%
53.3%
48.9%
50.8%
15,021
8,066
15,361
8,231
15,603
8,317
15,696
7,672
16,292
8,283
4Q18
1Q19
2Q19
3Q19
4Q19
Renegotiated Portfolio
Allowance for loan losses over renegotiated portfolio
Coverage


Credit Portfolio by Risk Level
10%
8%
9%
35%
38%
10%
8%
9%
34%
38%
10%
8%
9%
35%
38%
10%
7%
9%
35%
39%
9%
7%
9%
34%
40%
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
AA
A
B
C
D-H

Credit Portfolio by Risk Level

We operate in accordance with our risk culture and international best practices, in order to protect our capital and guarantee the profitability of our businesses.

Our credit approval process, particularly the approval of new loans and risk monitoring, is structured according to our classification of customers and products, centered around our retail and wholesale segments.

At the end of December of 2019, portfolios rated "AA" and "A" accounted for 74% of the total loan portfolio.

NPL Formation

NPL formation was R$ 3,977 million in December 2019, declining 1.8% in twelve months and 3.1% in three months, driven by the improvement in the balance of the over 90 days delinquent portfolio in both periods.

The ratio between the NPL formation and the loan portfolio came to 1.2%, a reduction of 0.1 p.p. in both the twelve and three-month periods.


NPL Formation
(R$ million)
1.3%
1.2%
1.2%
1.3%
1.2%
4,050
3,664
3,894
4,103
3,977
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
NPL Formation
NPL Formation/ Loan Portfolio

Note: NPL Formation is obtained from the change in balance of the non-performed portfolio over 90 days and the loan book under renegotiation, disregarding the portfolio written-off as loss in the period

Delinquency Ratio over-90-Day

The over-90-day delinquency ratio hit 2.9% in December 2019, decreasing 0.2 p.p. in twelve months and 0.1 p.p. in three months, largely influenced by improvements in the corporate and SME segments. We underscore that our ratios are at controlled levels, owing to our preventive management and accurate risk models.

Delinquency in the individuals segment was 4.0%, meaning an increase of 0.1 p.p. in twelve months and 0.1 p.p. lower in three months.

Delinquency in the corporate and SME segment reached 1.3% at the end of December 2019, dropping 0.6 p.p. in twelve months, mostly attributable to the corporate segment. In three months, this ratio went down by 0.2 p.p. thanks to improvements in all segments that comprise this ratio.


NPL[1]
(Over 90)
Individuals
3.9%
3.9%
3.9%
4.1%
4.0%
Total
3.1%
3.1%
3.0%
3.0%
2.9%
1.9%
1.9%
1.8%
Corporate +SME
1.5%
1.3%
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19

[1] Non-performing loans over 90 days / total loan portfolio (BR GAAP)


NPL[2]
(15 a 90)
Individuals
5.5%
5.7%
5.8%
5.7%
5.2%
Total
4.2%
4.1%
4.2%
4.1%
3.9%
Corporate +SME
2.6%
1.8%
1.9%
1.7%
1.9%
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19

[2] Non-performing loans between 15 and 90 days / total loan portfolio (BR GAAP)

Delinquency Ratio 15-to-90-day

The 15-to-90-day delinquency ratio came to 3.9% in December 2019, reducing by 0.3 p.p. in twelve months and 0.2 p.p. on a quarterly basis.

In the individuals segment, this ratio stood at 5.2%, falling 0.3 p.p. in twelve months and 0.5 p.p. in three months, evidencing our effective risk management.

In the corporate & SME segment, the ratio hit 1.9%, a drop of 0.7 p.p. in twelve months and a rise of 0.2 p.p. in three months.

Funding

FUNDING (R$ million)	Dec-19	Dec-18	Var. 12M	Sep-19	Var. 3M
Demand deposits	29,108	18,832	54.6%	22,191	31.2%
Saving deposits	49,040	46,068	6.5%	47,341	3.6%
Time deposits	190,344	184,098	3.4%	185,361	2.7%
Debenture/LCI/LCA/LIG[1]	50,635	46,366	9.2%	50,198	0.9%
Financial Bills[2]	34,527	36,889	-6.4%	37,667	-8.3%
Funding from clients	**353,654**	**332,254**	**6.4%**	**342,758**	**3.2%**

[1] Repo operations backed by Debentures, Real Estate Credit Notes (LCI) Agricultural Credit Notes (LCA) and Secured Real Estate Notes ("LIG").
[2] Including Certificates of Structured Operations (COE).

Customer funding amounted to R$ 353,654 million at the end of December 2019, rising 6.4% in twelve months (or R$ 21,400 million), mainly influenced by the significant expansion of 54.6% in demand deposits, given some non-recurring operations in the period, and the 3.4% growth in time deposits. In three months, customer funding went up by 3.2%.

Credit/Funding Ratio

FUNDING VS. CREDIT (R$ million)	Dec-19	Dec-18	Var. 12M	Sep-19	Var. 3M
Funding from customers (A)	**353,654**	**332,254**	**6.4%**	**342,758**	**3.2%**
(-) Reserve Requirements	(69,663)	(70,103)	-0.6%	(71,290)	-2.3%
Funding Net of Reserve Requirements	**283,990**	**262,151**	**8.3%**	**271,467**	**4.6%**
Borrowing and Onlendings	11,802	13,364	-11.7%	12,314	-4.2%
Subordinated Debts	10,176	19,668	-48.3%	10,686	-4.8%
Offshore Funding	51,793	37,092	39.6%	60,480	-14.4%
Total Funding (B)	**357,761**	**332,274**	**7.7%**	**354,947**	**0.8%**
Assets under management[1]	357,940	295,916	21.0%	341,394	4.8%
Total Funding and Asset under management	**715,701**	**628,190**	**13.9%**	**696,341**	**2.8%**
Total Credit (C)	**352,028**	**305,260**	**15.3%**	**331,601**	**6.2%**
C / B (%)	**98.4%**	**91.9%**		**93.4%**	
C / A (%)	**99.5%**	**91.9%**		**96.7%**	

[1] According to ANBIMA criteria

The loan portfolio to customer funding ratio was 99.5% in December 2019, climbing 7.7 p.p. in twelve months and 2.8 p.p. in three months.

The liquidity metric adjusted for the impact of reserve requirements and medium/long-term funding reached 98.4% in December 2019, increasing 6.5 p.p. in twelve months and 5.0 p.p. in three months.


Evolution of funding
R$ billion
91.9%
92.4%
90.4%
96.7%
99.5%
332.3
336.1
351.5
342.8
353.7
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Funding from customers
Loan Portfolio/ Funding from Customers

BIS Ratio

The BIS ratio stood at 15.0% in December 2019, a reduction 0.03 p.p. in twelve months due to the 8.0% increase in RWA, which was partially offset by a rise in all components of the regulatory capital.

In three months, the BIS ratio fell 1.2 p.p. due to the lower regulatory capital, which was primarily impacted by the distribution of dividends and interest on capital in the fourth quarter. RWA increased 0.5% in the quarter.

It is worth noting that the BIS ratio exceeds by 3.5 p.p. the sum of the minimum Regulatory Capital and Conservation Capital requirements. The capital requirement is 11.5%, with a minimum regulatory capital of 8% + conservation capital of 2.5% + additional CET1 for systemically important financial institutions of 1.0%. As a result, Tier I Capital reached 9.5% and CET1 stood at 8%.


BIS Ratio
15.1%
12.8%
15.4%
13.2%
16.2%
14.0%
16.2%
14.0%
15.0%
12.9%
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
BIS
CET1

OWN RESOURCES AND BIS *(R$ million)*	Dec-19	Dec-18	Var. 12M	Sep-19	Var. 3M
Tier I Regulatory Capital	66,482	61,477	8.1%	71,536	-7.1%
CET1	61,390	56,582	8.5%	66,181	-7.2%
Additional Tier I	5,092	4,895	4.0%	5,354	-4.9%
Tier II Regulatory Capital	5,084	4,887	4.0%	5,331	-4.6%
Adjusted Regulatory Capital (Tier I and II)	**71,565**	**66,364**	**7.8%**	**76,867**	**-6.9%**
Risk Weighted Assets (RWA)	**475,987**	**440,563**	**8.0%**	**473,443**	**0.5%**
Credit Risk Capital requirement	407,786	358,956	13.6%	398,412	2.4%
Market Risk Capital requirement	20,235	39,232	-48.4%	27,066	-25.2%
Operational Risk Capital requirement	47,965	42,376	13.2%	47,965	0.0%
Basel Ratio	**15.04%**	**15.06%**	**-0.03 p.p.**	**16.24%**	**-1.20 p.p.**
Tier I	**13.97%**	**13.95%**	**0.01 p.p.**	**15.11%**	**-1.14 p.p.**
CET1	12.90%	12.84%	0.05 p.p.	13.98%	-1.08 p.p.
Tier II	**1.07%**	**1.11%**	**-0.04 p.p.**	**1.13%**	**-0.06 p.p.**

Our shares

Santander Brasil has a free float of 9.93% and is currently listed on the traditional segment of B3 - Brasil, Bolsa, Balcão, under the tickers SANB3 (common shares), SANB4 (preferred shares) and SANB11 (units). Our unit is composed by one common share and one preferred share.
Our shares are also listed in the New York Stock Exchange (NYSE) under the ticker BSBR.

We are committed to the best Corporate Governance practices:

- Five of our nine Board of Directors members are independent.
- The positions of Chairman of the Board of Directors and Chief Executive Officer may not be held by the same person.
- Independent committees reporting directly to the Board of Directors.
- Regular market meetings with information widely disclosed on our Investor Relations' website.

Ownership Structure I Free-float Breakdown[1]

OWNERSHIP STRUCTURE	Common shares (thousand)	%	Preferred shares (thousand)	%	Total shares (thousand)	Total %
Santander Group [2]	3,443,744	90.18%	3,277,082	89.06%	6,720,827	89.63%
Treasury Shares	16,702	0.44%	16,702	0.45%	33,404	0.45%
Free Float	358,248	9.38%	386,053	10.49%	744,301	9.93%
Total	**3,818,695**	**100.00%**	**3,679,836**	**100.00%**	**7,498,531**	**100.00%**

[1] Santander's ownership structure, as of December 31st, 2019
[2] Considering the shareholding positions of: Grupo Empresarial Santander S.L. and Sterrebeeck B.V., as well as shares owned by Management.

***Free Float* (Dec-19)**


22.0%
34.5%
43.6%
Local investor (B3 - Brasil, Bolsa, Balcão)
Foreign Investor (B3 - Brasil, Bolsa, Balcão)
NYSE

Stock Performance

Stock Price Evolution[1]
Base 100


Dec-15
Jan-16
Feb-16
Mar-16
Apr-16
May-16
Jun-16
Jul-16
Aug-16
Sep-16
Oct-16
Nov-16
Dec-16
Jan-17
Feb-17
Mar-17
Apr-17
May-17
Jun-17
Jul-17
Aug-17
Sep-17
Oct-17
Nov-17
Dec-17
Jan-18
Feb-18
Mar-18
Apr-18
May-18
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19
SANB11
IBOV

The chart above illustrates that a R$100 investment in Santander Brasil shares on December 30th, 2015 would have increased in value to R$ 381.40 on December 30th, 2019, with reinvestments of the dividend and interest on capital payments. The chart illustrates that the same amount of investment in the IBOV index (B3's main stock index) during the same period, would have increased in value to R$ 266.77.

[1] Historical prices excluding dividends and interest on capital. Source: Bloomberg.

Our Shares

Indicators

Earnings (annualized) per Unit[1] (R$)


3.32
3.87
3.90
12M18
9M19
12M19

Unit closing price[2] (R$)


42.70
45.33
49.52
Dec-18
Sep-19
Dec-19

Market capitalization[3] (R$ billion)


159.53
169.24
184.84
Dec-18
Sep-19
Dec-19

Dividend + Interest on capital per Unit, Last 12 Months[1] (R$)


1.77
2.09
2.89
Dec-18
Sep-19
Dec-19

Book Value per Unit[4] (R$)


17.28
19.28
18.26
Dec-18
Sep-19
Dec-19

Unit price[2] per annualized Earnings


12.87
11.73
12.70
12M18
9M19
12M19

[1] Considers the number of Units disregarding treasury shares at the end of the period.
[2] Closing price at the end of the period, not adjusted for ordinary cash dividends.
[3] Market Capitalization: Total Units (Unit = 1 Common + 1 Preferred) x Unit closing price at the end of the period.
[4] Book Value excludes goodwill.

Earnings Distribution

In 2019, we apportioned R$ 4,010 million for Interest on Capital ("IoC") and R$ 6,790 million for dividends, totaling R$ 10,800 million, which represents an increase of 63.6% over the previous year. In 4Q19, R$ 1,010 million was apportioned as IoC and R$ 6,790 million as dividends, both of which will be paid starting from February 21, 2020.

Rating Agencies

Santander is rated by international rating agencies and the ratings it receives reflect several factors, including the quality of its management, its operational performance and financial strength, as well as other variables related to the financial sector and the economic environment in which the company operates, with its long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by Standard & Poor's and Moody's:

Ratings	Global Scale				National Scale	
	Local Currency		Foreign Currency		National	
	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Standard & Poor's[1] (outlook)	BB- (positive)	B	BB- (positive)	B	brAAA (positive)	brA-1+
Moody's[2] (outlook)	Ba1 (stable)	NP	Ba3 (stable)	NP	Aaa.br	Br-1

[1] Last update on December 12th, 2019.
[2] Last update on August 14th, 2019.

Accounting and Managerial Results Reconciliation

For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below.

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION *(R$ million)*	12M19	Reclassifications					12M19
	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**47,047**	**1,264**	**(2,619)**	**-**	**-**	**1,002**	**46,695**
Allowance for Loan Losses	(16,066)	-	2,654	-	-	2,551	(10,861)
Net Interest Income after Loan Losses	**30,981**	**1,264**	**35**	**-**	**-**	**3,554**	**35,834**
Fees	18,684	-	-	-	-	-	18,684
General Expenses	(19,904)	-	-	368	(1,735)	33	(21,238)
Personnel Expenses	(7,761)	-	-	-	(1,735)	-	(9,496)
Administrative Expenses	(12,143)	-	-	368	-	33.0	(11,742)
Tax Expenses	(4,571)	106	-	-	-	276	(4,189)
Investments in Affiliates and Subsidiaries	44	-	-	-	-	-	44
Other Operating Income/Expenses	(8,473)	-	(35)	-	-	640	(7,867)
Operating Income	**16,762**	**1,371**	**-**	**368**	**(1,735)**	**4,503**	**21,268**
Non Operating Income	8	-	-	-	-	-	8
Net Profit before Tax	**16,770**	**1,371**	**-**	**368**	**(1,735)**	**4,503**	**21,276**
Income Tax and Social Contribution	(462)	(1,371)	-	-	-	(4,501)	(6,334)
Profit Sharing	(1,735)	-	-	-	1,735	-	-
Minority Interest	(392)	-	-	-	-	-	(392)
Net Profit	**14,181**	**(0)**	**-**	**368**	**-**	**1**	**14,550**

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION *(R$ million)*	12M18	Reclassifications					12M18
	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**39,623**	**5,867**	**(2,208)**	**-**	**-**	**621**	**43,904**
Allowance for Loan Losses	(12,684)	-	2,319	-	-	(495)	(10,860)
Net Interest Income after Loan Losses	**26,939**	**5,867**	**111**	**-**	**-**	**127**	**33,044**
Fees	17,285	-	-	-	-	-	17,285
General Expenses	(18,899)	-	-	279	(1,612)	0	(20,232)
Personnel Expenses	(7,753)	-	-	-	(1,612)	-	(9,365)
Administrative Expenses	(11,145)	-	-	279	-	0	(10,867)
Tax Expenses	(3,801)	(255)	-	-	-	-	(4,056)
Investments in Affiliates and Subsidiaries	19	-	-	-	-	-	19
Other Operating Income/Expenses	(6,843)	-	(111)	-	-	(329)	(7,283)
Operating Income	**14,701**	**5,612**	**-**	**279**	**(1,612)**	**(203)**	**18,777**
Non Operating Income	193	-	-	-	-	-	193
Net Profit before Tax	**14,894**	**5,612**	**-**	**279**	**(1,612)**	**(203)**	**18,970**
Income Tax and Social Contribution	(735)	(5,612)	-	-	-	155	(6,192)
Profit Sharing	(1,612)	-	-	-	1,612	-	-
Minority Interest	(381)	-	-	-	-	-	(381)
Net Profit	**12,166**	**-**	**-**	**279**	**-**	**(47)**	**12,398**

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION *(R$ million)*	4Q19	Reclassifications					4Q19
	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**13,779**	**(1,205)**	**(1,012)**	**-**	**-**	**678**	**12,241**
Allowance for Loan Losses	(6,370)	-	1,011	-	-	2,740	(2,619)
Net Interest Income after Loan Losses	**7,409**	**(1,205)**	**(1)**	**-**	**-**	**3,418**	**9,622**
Fees	4,803	-	-	-	-	-	4,803
General Expenses	(5,464)	-	-	93	(340)	33	(5,678)
Personnel Expenses	(2,109)	-	-	-	(340)	-	(2,449)
Administrative Expenses	(3,355)	-	-	93	-	33	(3,229)
Tax Expenses	(1,352)	164	-	-	-	80	(1,108)
Investments in Affiliates and Subsidiaries	9	-	-	-	-	-	9
Other Operating Income/Expenses	(2,911)	-	1	-	-	776	(2,134)
Operating Income	**2,495**	**(1,041)**	**-**	**93**	**(340)**	**4,307**	**5,514**
Non Operating Income	101	-	-	-	-	-	101
Net Profit before Tax	**2,596**	**(1,041)**	**-**	**93**	**(340)**	**4,307**	**5,615**
Income Tax and Social Contribution	1,615	1,041	-	-	-	(4,423)	(1,766)
Profit Sharing	(340)	-	-	-	340	-	-
Minority Interest	(123)	-	-	-	-	-	(123)
Net Profit	**3,748**	**-**	**-**	**93**	**-**	**(116)**	**3,726**

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION *(R$ million)*	3Q19	Reclassifications					3Q19
	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**9,186**	**2,881**	**(571)**	**-**	**-**	**64**	**11,561**
Allowance for Loan Losses	(3,338)	-	582	-	-	(64)	(2,820)
Net Interest Income after Loan Losses	**5,848**	**2,881**	**11**	**-**	**-**	**-**	**8,740**
Fees	4,730	-	-	-	-	-	4,730
General Expenses	(4,884)	-	-	97	(470)	-	(5,258)
Personnel Expenses	(1,915)	-	-	-	(470)	-	(2,385)
Administrative Expenses	(2,970)	-	-	97	-	-	(2,873)
Tax Expenses	(893)	(102)	-	-	-	-	(995)
Investments in Affiliates and Subsidiaries	13	-	-	-	-	-	13
Other Operating Income/Expenses	(1,924)	-	(11)	-	-	-	(1,935)
Operating Income	**2,890**	**2,779**	**-**	**97**	**(470)**	**-**	**5,296**
Non Operating Income	19	-	-	-	-	-	19
Net Profit before Tax	**2,909**	**2,779**	**-**	**97**	**(470)**	**-**	**5,315**
Income Tax and Social Contribution	1,259	(2,779)	-	-	-	-	(1,520)
Profit Sharing	(470)	-	-	-	470	-	-
Minority Interest	(90)	-	-	-	-	-	(90)
Net Profit	**3,608**	**-**	**-**	**97**	**-**	**-**	**3,705**

[1] **Foreign Exchange Hedge:** under Brazilian tax rules, gains (losses) derived from exchange rate fluctuations on foreign currency investments are not taxable (tax deductible). This tax treatment leads to exchange rate exposure to taxes. An exchange rate hedge position was set up with the purpose of protecting the net profit from the impact of foreign exchange fluctuations related to this tax exposure.
[2] **Credit Recovery:** reclassified from revenue from loan operations to allowance for loan losses and, from 2017 onwards, it includes provision for guarantees provided.
[3] **Amortization of Goodwill:** reversal of goodwill amortization expenses.
[4] **Other events:**
2018
1Q18: Adhesion effect to the installment payment program for outstanding taxes and social security debts (in accordance with Provisional Measure No. 783/2017).
2Q18: Includes a gain of R$ 816 MM from the adjustment of post-employment benefits, additional provisions for contingencies in the amount of R$ 358 MM, impairment of intangible assets (systems acquisition and development) in the amount of R$ 306 MM and a write-off of tax credits in the amount of R$ 74 MM.
3Q18: Net Interest Income, Allowance for Loan Losses and Other Operating Income and Expenses: reclassifications between the lines referring to adjustments in the valuation of assets related to the impairment of securities (R$ 173 MM) and derivative instruments (R$ 127 MM)
4Q18: Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in the valuation of assets related to the impairment of securities.
2019
1Q19: Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in the valuation of assets related to the impairment of securities.
2Q19: Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in the valuation of assets related to the impairment of securities.
Tax expenses: effect of a non-recurring tax expense related to Santander Leasing.
3Q19: Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in the valuation of assets related to the impairment of securities (R$ 64MM).
Net Interest Income and Other Operating Income and Expenses: reclassification between the lines referring to derivative instruments (R$ 136MM).
4Q19: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments.
Allowance for Loan Losses: local provision adjustment considering expected loss criteria.
Tax Expenses: effect of the extraordinary tax expense related to Santander Leasing.
Other Operating Income and Expenses and General Expenses: creation of an Efficiency and Productivity Fund and impairment of intangible assets.
Social Contribution: adjustment of CSLL tax credits derived from the tax rate increase to 20% for banks (Constitutional Amendment No. 103/2019) and tax effects of the items noted above.

Information by Business Units

Cards

Turnover[1]
(R$ billion)


58.6
54.8
57.3
58.4
66.6
19.2
17.3
17.5
18.3
22.3
39.4
37.4
39.7
40.1
44.3
4Q18
1Q19
2Q19
3Q19
4Q19
Credit
Debit

Transactions
(million)


654.3
638.6
681.2
700.8
708.4
318.9
309.0
319.3
323.5
322.7
335.4
329.7
361.9
377.3
385.7
4Q18
1Q19
2Q19
3Q19
4Q19
Credit
Debit

Getnet

Turnover
(R$ billion)


54.7
47.6
46.9
51.9
61.1
21.5
18.5
17.9
19.9
24.6
33.2
29.1
29.0
32.0
36.5
4Q18
1Q19
2Q19
3Q19
4Q19
Credit
Debit

Transactions
(million)


611.9
552.8
570.4
632.7
730.0
357.7
320.4
322.8
353.7
418.2
254.2
232.3
247.6
279.0
311.8
4Q18
1Q19
2Q19
3Q19
4Q19
Credit
Debit

Real Estate

Loan Portfolio Evolution
(R$ billion)


36.5
38.2
39.7
11%
7%
6%
89%
93%
94%
4Q18
3Q19
4Q19
Individuals
Corporate

Distribution Channels[2]
(%)


12%
17%
11%
61%
Brokers
Transfers to Homebuilders
Branches
Digital

Loan to Value[3]
(%)


61%
48%
63%
49%
63%
49%
4Q18
3Q19
4Q19
Origination (quartely average)
Loan Portfolio

[1] Cards turnover do not include withdrawal transactions, it only considers purchase volumes.
[2] Individuals' origination. [3] Ratio between Loans and Collateral Value.

Consumer Finance

Total vehicle portfolio for Individuals[1] by channel
(R$ billion)


43.5
45.2
46.6
48.5
51.2
2.2
2.3
2.4
2.5
2.8
41.3
42.9
44.2
46.0
48.3
4Q18
1Q19
2Q19
3Q19
4Q19
Financial
Internal channel

Number of monthly simulations by +Negócios | Vehicles
(thousands)


1,486
1,421
1,394
1,762
2,202
4Q18
1Q19
2Q19
3Q19
4Q19

Market Share

Loan Portfolio[2]

Total


9.3%
9.9%
10.0%
Nov-18
Sep-19
Nov-19

Deposits[3]

Total


10.4%
10.6%
10.5%
Nov-18
Sep-19
Nov-19

Getnet[4]

Total turnover


12.3%
10.8%
11.3%
3Q18
2Q19
3Q19

Payroll Loans[2]

Loans


9.9%
10.9%
11.0%
Nov-18
Sep-19
Nov-19

SMEs[2]

Loans


8.5%
8.6%
8.8%
Nov-18
Sep-19
Nov-19

Consumer Finance[2]

Loans


23.7%
22.7%
22.7%
Nov-18
Sep-19
Nov-19

[1] Vehicle portfolio for Individuals and Companies, Individuals' portfolio is generated by the internal channel as well as by the Individuals' portfolio from the Consumer Finance segment. [2] Brazilian Central Bank. [3] Brazilian Central Bank. It includes demand deposits, time deposits, savings deposits, Real Estate Credit Notes (LCI), Agricultural Credit Notes (LCA) and Secured Real Estate Notes ("LIG"). [4]ABECS – "Monitor Bandeiras", new criterion.

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